 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 13, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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INDEX

01 | ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE

SIX-MONTH PERIOD ENDED JUNE 30, 2025

02 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

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TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND 2024

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

The following discussion of the financial condition and results of operations of Transportadora de Gas del Sur S.A. (“tgs” or “the Company”) should be read in conjunction with the Company's Consolidated Financial Statements as of June 30, 2025 and December 31, 2024, and for the six-month periods ended June 30, 2025 and 2024. These Condensed Interim Consolidated Financial Statements have been prepared in accordance with the provisions of International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), issued by the International Accounting Standards Board (“IASB”), as adopted by the Comisión Nacional de Valores ("CNV") through the provisions of the New Text 2013 -Title IV, Chapter I, Section I, Article 1 – B.1.

The condensed interim consolidated financial statements of the Company for the six-month periods ended June 30, 2025, 2024, 2023, 2022 and 2021 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. and Pistrelli, Henry Martin and Asociados S.A.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2024.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

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1.Analysis of consolidated results of operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2025 (“6M2025”) and June 30, 2024 (“6M2024”):

Activities of the Company in 6M2025 and 6M2024

Revenues

Total revenues for 6M2025 increased by Ps. 4,735 million compared to 6M2024, mainly as a result of the increase in revenues from the Natural Gas Transportation segment, partially offset by the decline in revenues from the Liquids Production and Commercialization and Midstream segments.

Natural Gas Transportation

During 6M2025 revenues from the Natural Gas Transportation business segment accounted for 45% of tgs total revenues (29% for 6M2024). Of the total revenues in this business segment, 80% (84% for 6M2024) corresponded to firm contracted capacity services.

On April 30, 2025, Resolution No. 256/2025 was published, establishing the framework for the Five-Year Tariff Review (“5YTR”) for the 2025–2030 period. It includes an initial tariff increase of 3.67% to be applied in 31 monthly installments, a regulated investment plan, and a new scheme for the periodic adjustment of tariffs.

Subsequently, in line with Decree No. 371/2025, the Secretariat of Energy introduced a monthly tariff update, replacing the previous semiannual scheme. This methodology was formalized by ENARGAS through Resolutions No. 350/2025 and No. 421/2025, which approved adjustments of 2.81% and 0.62%, respectively, also incorporating the increase corresponding to the 5YTR.

Thus, revenues from the Natural Gas Transportation segment during 6M2025 reached Ps. 312,439 million (Ps. 198,562 million in 6M2024). The increase of Ps. 113,877 million is due to the positive impact of transitional tariff increases received during 2024 and 2025 as well as those corresponding to the 5YTR framework.

It is worth noting that the operation of this business segment was partially affected by the climatic event that occurred at the Cerri Complex. However, there was no impact on revenues between March 7 and March 24, 2025. For further details, refer to Note 24 – Climatic Event at the General Cerri Complex in the Condensed Interim Consolidated Financial Statements.

On May 22, 2025, Energía Argentina S.A. (“ENARSA”) launched a national and international public tender for the expansion of the Perito Moreno Gas Pipeline (“GPM”), with the objective of increasing natural gas transportation capacity from Vaca Muerta by 14 MMm³/d. Bids were submitted on July 28, 2025, and the award is scheduled for October 13, 2025. Construction is expected to begin thereafter, with an estimated execution period of 18 months. This project was declared of national public interest

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and falls under the private initiative regime, meaning that the awarded party will be responsible for the design, financing, construction, operation, and maintenance of the facilities.

On July 24, 2025, Decree No. 495/2025 was published in the Official Gazette, through which the National Executive Branch ordered the extension of the license granted to tgs by Decree No. 2458/1992, for an additional period of 20 years starting from December 28, 2027.

Liquids Production and Commercialization

During 6M2025, revenues for this business segment represented 34% of total revenues (52% for 6M2024).

Revenues from this business segment amounted to Ps. 238,415 million in 6M2025 (Ps. 119,520 million lower than in 6M2024). The negative effect was mainly due to the decrease in: (i) dispatched tons, (ii) the real exchange rate, and (iii) the international reference prices. These effects were partially offset by the positive variation in the prices of propane and butane sold in the domestic market.

Total volumes dispatched recorded a decrease of 21.9% or 118,490 tons compared to 6M2024.

The decrease in volumes sold was mainly due to the impact of the climatic event that occurred on March 7, 2025, when unprecedented heavy rainfall caused the overflow of the Saladillo García stream, which flooded the Cerri Complex and consequently halted the production of liquids and partially affected the natural gas transportation service.

Regarding the Liquids Production and Commercialization business segment, at the Cerri Complex, liquids production was interrupted from March 7, 2025, until the end of April. Operations gradually resumed thereafter, reaching normal production levels by early May. This process was made possible as infrastructure issues were resolved.

For more information see “Note 24 - Climatic Event at the General Cerri Complex" in the Condensed Interim Consolidated Financial Statements.

Midstream

Midstream revenues increased by Ps. 10,379 million in 6M2025 compared to the same period in 2024. This increase is due to higher natural gas transportation and conditioning services in Vaca Muerta, partially offset by the negative variation in the real exchange rate.

Net cost of sales and administrative and selling expenses

Net cost of sales, administrative and selling expenses corresponding to 6M2025 decreased by Ps. 11,300 million. This variation is mainly due to the decrease in the cost of natural gas processed at the Cerri Complex (primarily due to a decrease in price, measured in constant Argentine pesos, and the decline in RTP consumption). This effect was partially offset by the increase in depreciation, higher impairment of financial assets in the Natural Gas Transportation business segment, and repair and maintenance expenses.

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The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 6M2025 and 6M2024:

Other operating results, net

Other operating results, net experienced a loss of Ps. 32,426 million compared to Ps. 3,764 million in 6M2024. The negative variation is mainly due to the loss recorded for Ps. 33,573 million in expenses and provisions for impairment of materials and other PPE items related to the climatic event that occurred on March 7, 2025, at the General Cerri Complex.

Financial results

Financial results for 6M2025 experienced a negative effect of Ps. 95,520 million compared to the same period in 2024. The breakdown of the financial results is as follows:

This negative variation is mainly due to the lower positive financial results recorded by financial assets due to the decrease in yields obtained and the higher negative loss on net monetary position. These effects were partially offset by the higher net negative foreign exchange loss.

2. Liquidity

The Company’s primary sources and application of funds during 6M2025 and 6M2024 were the following:

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During 6M2025, increase in cash and cash equivalents was negative by Ps. 42,869 million.

Cash Flows provided by operating activities amounted to Ps. 246,970 million. This cash flow is Ps. 29,740 million higher than that provided in 6M2024 due to the lower working capital, effect was partially offset by higher income tax paid.

Meanwhile, cash flow used in investing activities amounted to (Ps. 86,240) million, resulting in Ps. 47,262 million lower than the cash flow used in 6M2024 due to lower payments for the acquisition of PPE.

Finally, cash flow used in financing activities during 6M2025 amounted to (Ps. 203,599) million, while during 6M2024, cash flow used in financing activities amounted to Ps. 27,700 million. This increase was primarily due to the dividend payment approved on May 28, 2025, for Ps. 202,704 million. This effect was partially offset by the lower repayment, net of borrowings, of financial loans of Ps. 26,716 million.

3.Second Quarter 2025 (“2Q2025”) vs. Second quarter 2024 (“2Q2024”)

The following table presents a summary of the consolidated results of operations for the three-month periods ended June 30, 2025 (“2Q2025”) and June 30, 2024 (“2Q2024”):

During 2Q2025, the Company obtained comprehensive income of Ps. 40,278 million, compared to comprehensive income of Ps. 119,739 million obtained in the same period of 2024.

Total revenues for 2Q2025 decreased by Ps. 21,650 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation business segment in 2Q2025 decreased by Ps. 12,982 million, compared to 2Q2024. This negative variation resulted from the inability of the tariff increases granted to mitigate the adverse effects of inflation.

As for the Liquids Production and Commercialization business segment, revenues decreased by Ps. 25,216 million in 2Q2025, mainly due to the drop in (i) the the volumes dispatched, (ii) the exchange rate on sales denominated in US dollars and (iii) the international reference prices. These effects were partially offset by the increase in the price of ethane.

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With respect to the total volumes dispatched from the Cerri Complex, which decreased by 15% or 38,523 tons, the table included below shows the volumes dispatched by market and product and revenues by market:

The Midstream business segment reported an increase of Ps. 16,548 million, mainly explained by greater natural gas transportation and conditioning services in Vaca Muerta. This effect was partially offset by the lower exchange rate measured in constant currency.

Cost of sales and administrative and selling expenses for 2Q2025 amounted to Ps. 207,080 million (compared to Ps. 189,635 million in 2Q2024), an increase of Ps. 17,445 million. This variation is mainly due to higher: (i) depreciations; (ii) impairment of financial assets related to a customer in the Natural Gas Transportation Segment, and (iii) labor costs. These effects were partially offset by the lower cost of natural gas processed at the Cerri Complex, mainly due to reduced consumption.

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 2Q2025 and 2Q2024:

In 2Q2025, financial results recorded a negative variation of Ps. 76,660 million, compared to those registered in the 2024 period. This variation is mainly due to a lower positive result generated by financial assets and a higher negative exchange rate difference driven by the greater variation in the exchange rate during 2Q2025.

Other operating results, net recorded a negative variation of Ps. 15,265 million, mainly due to higher charges incurred as a result of the Weather Event.

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4. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2025 and December 31, 2024, 2023, 2022 and 2021:

5. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the six-month periods ended June 30, 2025, 2024, 2023, 2022 and 2021:

6. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the six-month periods ended June 30, 2025, 2024, 2023, 2022 and 2021:

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7. Statistical Data (Physical units)

8. Comparative Ratios

9. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2025	2024	2023	2022	2021
January	6,750.00	3,798.35	830.00	225.00	151.65
February	6,060.00	2,779.95	834.55	232.60	138.85
March	6,950.00	3,279.35	824.75	262.80	139.10
April	6,040.00	3,862.20	1,037.90	262.35	139.35
May	6,750.00	4,900.00	1,201.15	282.15	152.20
June	6,260.00	5,164.75	1,414.60	260.50	156.65
July	7,820.00	4,550.00	1,362.95	349.65	159.05
August		4,995.00	1,980.00	393.50	193.25
September		4,550.00	1,700.00	462.50	192.00
October		5,300.00	1,751.70	536.75	217.30
November		6,600.00	2,410.00	650.00	184.55
December		7,020.00	2,956.15	812.90	181.10

10. Outlook

The future of natural gas as an essential fuel for the country's energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective,

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we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

Continuing our growth plan in the area, we expect to keep developing business opportunities that allow us to generate value for producers in the Vaca Muerta area and enhance Argentina's energy development.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we will continue to prudently manage our funds in order to preserve our shareholders´ value given the volatile macroeconomic context in which our activities will be carried out.

As regards their daily operations, tgs will remain committed to the continuous improvement of each of its processes in order to optimize resource utilization and thereby reduce operating costs. To this end, the Company aims to maintain the levels of operational reliability that represent a key commitment to its customers. Accordingly, the Company will continue implementing various initiatives, such as the standardization and systematization of risk management across pipelines, compressor plants, and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, August 5, 2025.

          Luis Fallo

                Chairman

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	Three-month period ended June 30, 2025	2024	Six-month period ended June 30, 2025	2024
Revenues	9.h.	347,614,742	369,264,383	690,208,276	685,472,816
Net cost of sales	9.i	(164,627,245)	(156,825,309)	(310,072,920)	(324,345,501)
Gross profit		**182,987,497**	**212,439,074**	**380,135,356**	**361,127,315**
Administrative expenses	9.j.	(12,754,802)	(11,956,431)	(23,331,669)	(27,525,003)
Selling expenses	9.j.	(29,698,261)	(20,853,078)	(51,890,277)	(44,724,062)
Other operating results, net	9.l. and 24	(17,959,794)	(2,694,425)	(32,426,026)	(3,764,440)
Operating profit		**122,574,640**	**176,935,140**	**272,487,384**	**285,113,810**
Net financial results					
Financial income	9.k.	46,566,824	36,867,018	71,272,945	98,324,224
Financial expenses	9.k.	(90,415,106)	(59,019,438)	(131,392,832)	(124,255,420)
Other financial results	9.k.	(3,539,237)	55,601,862	50,463,215	108,833,173
Loss on net monetary position	9.k.	(12,012,671)	(16,189,827)	(32,290,528)	(29,329,199)
Total net financial results		**(59,400,190)**	**17,259,615**	**(41,947,200)**	**53,572,778**
Share of profit / (loss) from associates	12	250,059	480,959	322,541	(115,530)
Net income before income tax		**63,424,509**	**194,675,714**	**230,862,725**	**338,571,058**
Income tax expense	15	(23,146,633)	(74,936,514)	(76,520,004)	(126,163,015)
Total comprehensive income for the period		**40,277,876**	**119,739,200**	**154,342,721**	**212,408,043**
Total comprehensive income attributable to:					
Owners of the Company		40,277,799	119,739,297	154,342,660	212,408,476
Non-controlling interests		77	(97)	61	(433)
Total comprehensive income for the period		**40,277,876**	**119,739,200**	**154,342,721**	**212,408,043**
Total comprehensive income per share attributable to owners of the Company:					
Weighted average number of outstanding ordinary shares		752,761,058	752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		53.51	159.07	205.04	282.17

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Stated in thousands of pesos as described in Note 3)

Notes	06/30/2025	12/31/2024
ASSETS			
Non-current assets			
Property, plant and equipment	13	2,751,990,419	2,751,162,629
Investments in associates	10	1,736,065	1,413,524
Deferred income tax assets	15	-	5,669
Other receivables	9.a.	434,398	504,578
Total non-current assets		**2,754,160,882**	**2,753,086,400**
Current assets			
Other receivables	9.a.	75,082,615	59,764,608
Inventories		12,281,332	4,227,554
Trade receivables	9.b.	192,186,703	179,978,536
Contract assets		25,999	30,066
Financial assets measured at amortized cost	9.m.	321,534,897	313,325,114
Financial assets at fair value through profit or loss	9.n.	338,044,136	536,366,445
Cash and cash equivalents	9.c.	16,625,986	69,184,847
Total current assets		**955,781,668**	**1,162,877,170**
Total assets		**3,709,942,550**	**3,915,963,570**
EQUITY			
Common stock		851,970,148	851,970,148
Treasury shares		-	47,234,268
Cost of acquisition of treasury shares		-	(85,461,001)
Additional paid-up capital		(63,018,214)	(24,791,481)
Legal reserve		136,920,394	115,569,597
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,447,971,986	1,245,010,520
Accumulated retained earnings		154,342,660	427,015,946
Equity attributable to equity holders of the parent		**2,528,186,974**	**2,576,547,997**
Non-controlling interests		2,121	2,060
Total equity		**2,528,189,095**	**2,576,550,057**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	191,339,447	206,147,129
Contract liabilities	9.d.	124,908,196	128,874,176
Loans	14	580,517,342	578,769,756
Total non-current liabilities		**896,764,985**	**913,791,061**
Current liabilities			
Provisions	16	572,668	485,770
Contract liabilities	9.d.	7,777,736	8,608,818
Other payables	9.e.	147,155	281,456
Taxes payables	9.f.	15,097,524	12,428,270
Income tax payable		65,002,105	202,439,729
Payroll and social security taxes payable	9.o.	18,362,426	22,435,295
Loans	14	93,384,864	90,437,027
Trade payables	9.g.	84,643,992	88,506,087
Total current liabilities		**284,988,470**	**425,622,452**
Total liabilities		**1,181,753,455**	**1,339,413,513**
Total equity and liabilities		**3,709,942,550**	**3,915,963,570**

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

As of December 31, 2024, tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), held 51% of the common stock of the company, the National Social Security Administration (“ANSES”) held 24% and the remaining 25% was held by the investing public on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange (“NYSE”) (tgs had 5.25% of the shares in the portfolio).

On April 30, 2025, the Ordinary, Extraordinary and Special General Shareholders' Meeting approved the reduction of the Company's share capital, in accordance with the provisions of Note 20 – Common stock and Dividends. Following this decision, the Company´s share capital was structured as follows: CIESA holds 53.83%, ANSES holds 25.33% and public offering hold the remaining 20.84%.

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The following table shows the organizational structure, shareholders and related parties of tgs as of June 30, 2025:

Dedicated Branch 1

On May 22, 2025, Energía Argentina S.A. (“ENARSA”) launched a national and international public bidding process for the expansion of the Perito Moreno Gas Pipeline (“GPM”), with the objective of increasing the natural gas transportation capacity from Vaca Muerta by 14 MMm³/d. Bids were submitted on July 28, 2025, with tgs being the sole bidder, and the contract award is scheduled for October 13, 2025. Construction work is expected to begin later and has an estimated execution period of 18 months. This project was declared to be of national public interest and falls under the private initiative regime, which means that the successful bidder will be responsible for the design, financing, construction, operation, and maintenance of the facilities.

Detailed data reflecting subsidiary control as of June 30, 2025, is as follows:

For consolidation purposes for the six-month period ended June 30, 2025, the financial statements of Telcosur have been used at those dates.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

The Company operates in a complex economic environment whose main variables have recently had strong volatility as a result of political and economic events at the national level.

During the first semester of 2025, the Argentine economy showed signs of recovery in a context of consolidation of economic policies aimed at stabilization and structural reforms.

The accumulated inflation as of June 30, 2025 was 15.1%, with a monthly deceleration compared to the early months of the year. In terms of economic activity, Gross Domestic Product (GDP) grew by 5.8% in the first quarter, with projections indicating an acceleration in the second quarter.

On the international front, the Government reached an extended facilities agreement with the International Monetary Fund (IMF) for US$ 20 billion, with a 48-month term. This agreement, along with additional financing from multilateral organizations totaling USD 3.1 billion, supports the next phase of the economic program, focused on stabilization and structural reforms.

This phase, announced on April 11, mainly includes: (i) the flexibilization of the exchange rate regime where the dollar exchange rate in the Free Exchange Market (MLC) can fluctuate within a moving band between $1,000 and $1,400, with the limits expanding at a rate of 1% per month, (ii) the elimination of the blend dollar scheme, (iii) the removal of exchange restrictions for individuals, (iv) authorization of the distribution of profits to foreign shareholders starting from the fiscal years beginning in 2025 (i.e., payments allowed from 2026 onward), and (v) the deadlines for the payment of foreign trade operations are relaxed.

The relaxations for the payment of foreign trade operations include:

•The 30-day waiting period from the customs entry of goods is eliminated.

•The deadline for the payment of services in cash from their provision is eliminated.

•The payment of services to related companies is allowed starting from 90 days after their provision.

•Small and medium-sized enterprises can pay from the dispatch of goods at the port of origin.

•Payments for the importation of capital goods are relaxed, now allowing a 30% advance payment.

Additionally, on April 30, 2025, the BCRA approved a new issue of Bonds for the Reconstruction of a Free Argentina (BOPREAL) for up to USD 3 billion, intended to regularize private sector liabilities for unpaid dividends. The bonds, denominated in dollars, accrue an annual rate of 3% and mature in October 2028.

Regarding monetary policy, the nominal anchor is reinforced by perfecting the monetary policy framework in which there is no issuance of pesos by the BCRA for financing the fiscal deficit or for the remuneration of its monetary liabilities.

Furthermore, on the international front, the United States government has taken a series of economic measures that marked a significant shift in trade and fiscal policy. Specifically, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective from April 5, 2025, as well as a higher and customized reciprocal tariff for those countries with which the United States maintains the largest trade deficits. Although certain energy products have been excluded, the effect of these measures on economic growth and global trade remains uncertain and could disrupt international trade flows and increase operational costs for companies that rely on international supply chains.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2025 and 2024 preceding its Interim Condensed Separate Financial Statements in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

References in these financial statements to "tgs" or the "Company" refer to Transportadora de Gas del Sur S.A. and its consolidated subsidiary Telcosur.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on August 5, 2025, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2024, issued on February 27, 2025.

3.BASIS OF PRESENTATION

The Comisión Nacional de Valores (“CNV”), as set forth by the Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), and its amendments, which adopts the International Financial Reporting Standards ("IFRS Accounting Standards") issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

In light of the matters discussed in the preceding paragraph, the Company has prepared these Condensed Interim Consolidated Financial Statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS Accounting Standards, specifically International Accounting Standard No. 34 'Interim Financial Reporting' (IAS 34)."

The subsidiary that reflects tgs's corporate group as of June 30, 2025 is Telcosur.

For consolidation purposes for the six-month periods ended June 30, 2025 and 2024, Telcosur's financial statements have been used at those dates.

The Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2025 and 2024 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the six-month periods ended June 30, 2025 and 2024, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Functional and presentation currency

The Condensed Interim Consolidated Financial Statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company and its subsidiary.

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of June 30, 2025, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV, using the BCRA's Market Expectations Survey for the last month of the period, since, at the date of closing the Company's accounting books, the INDEC index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 15.36% and 79.81% for the six-month periods ended June 30, 2025 and 2024, respectively.

Information comparability

The balances as of December 31, 2024 and June 30, 2024 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS Accounting Standards, which ended on December 31, 2024.

New accounting policies, amendments and interpretations issued by the IASB that have been adopted by the Company.

The Company has applied the following standards and/or amendments for the first time as of January 1, 2025:

•Amendments to IAS 21 – Lack of Exchangeability of Currencies.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2025, have not had an impact on the Company's condensed interim consolidated financial statements.

New standards, amendments, and interpretations issued but not yet effective for annual periods beginning on or after January 1, 2025, and not early adopted:

The CNV, through RG 972/2023, amended its Consolidated Text, establishing that early applications of IFRSs and/or their amendments are not admissible, except when specifically allowed at the time of adoption.

•IFRS Accounting Standard 18 – Presentation and Disclosure in Financial Statements

•IFRS Accounting Standard 19 – Subsidiaries without Public Accountability

•Amendments to IFRS Accounting Standards 9 and 7 – Classification and measurement of financial instruments

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•Annual improvements to IFRS Accounting Standards – Volume 11 (includes IFRS Accounting Standards 1, 7, 9 and 10, and IAS 7)

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

There were no significant changes since the last annual closing in the risk management policies.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's Condensed Interim Consolidated Financial Statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

In the Natural Gas Transportation segment, as mentioned in Note 19 to these Condensed Interim Consolidated Financial Statements, the Company concluded the Five-Year Tariff Review process (“5YTR”) after ENARGAS issued Resolution No. 256/2025 (the “Resolution 256”). This resolution not only defined the initial tariff increase but also the investment and expenditure plan for the period 2025-2030.

In this regard, the Company considered scenarios taking into account the current tariff regime and new estimates of macroeconomic variables. Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of June 30, 2025.

Additionally, as mentioned in "Note 24 – Climate Event at Cerri Complex", following the occurrence of the weather event mentioned therein, the Management of the Company evaluated the existence of impairment indicators.

The conclusion of these evaluations was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, compared to the last evaluation carried out as of December 31, 2024.

Based on the above, the Company did not identify the need to record any impairment of the PPE amounts, other than what is disclosed in Note 24.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Cash Flow Statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2025 and 2024 are presented below:

Note 14 to these Condensed Interim Consolidated Financial Statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting standard 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. The business segments are reported in a manner consistent with the information reviewed by the Company's Board of Directors, which is the decision-making body of the Company.

For management purposes, tgs is organized into four business segments based on the products and services it offers: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. The production and commercialization of Liquefied Petroleum Gas (“LPG”) are subject to regulations established by the Secretariat of Energy.

Detailed information on each business segment for the six-month periods ended June 30, 2025 and 2024 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of revenues from sales of goods and services by market and opportunity for the six-month periods ended June 30, 2025 and 2024 is as follows:

9.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a) Other receivables

b) Trade receivables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the impairment of financial assets is as follows:

c) Cash and cash equivalents

d) Contract liabilities

e) Other payables

f) Taxes payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g) Trade payables

h) Revenues

i) Net cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the six-month periods ended June 30, 2025 and 2024

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k) Net financial results

In accordance with IAS 29, the Company has opted to present the loss on net monetary position included in the financial results, and in a single line. The presentation made by the Company implies that the nominal magnitudes of the financial results have been restated by inflation. This means that the real magnitudes of the financial results are different from the components of the financial results previously presented.

l) Other operating results, net

m) Financial assets at amortized cost

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

n) Financial assets at fair value through profit or loss

o) Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The Company has a stake in UT SACDE. For more information, see “Note 23. – Associates and

Joint Agreement”. Given the degree of progress of the works carried out by the UT, as of June 30, 2025 and December 31, 2024, it does not record significant balances or operations.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

On December 26, 2024, the Board of Directors of TGU approved the dissolution and liquidation of the company.

On December 30, 2024, the Board of Directors of CTG approved the dissolution and liquidation of the company.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of June 30, 2025 and December 31, 2024 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of June 30, 2025 and 2024 is the following:

During the six-month period ended June 30, 2025, the Company made repayments for bank loans for Ps. 510,494.

The maturities of current and non-current financial debt, net of issuance expenses, as of June 30, 2025 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

 Description of the Company's indebtedness as of June 30, 2025

Class 3 Notes (“2031 Notes”)

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

The net proceeds from the 2031 Notes were US$ 483,688,800. The company used the proceeds to complete a tender offer and cancel the ON 2018.

Covenants

As of June 30, 2025, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

As of June 30, 2025, the Company and its subsidiary are in compliance with the covenants established in all of their financial debt.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Bank loans

The following table shows the details of other financial indebtedness as of June 30, 2025:

Currency	Amount	Interest rate	Expiration date
USD	25,712,122	5.55%	August 2025

All of these loans are guaranteed by time deposits included as “Financial Assets at Current Cost”.

In March 2022, the subsidiary Telcosur received a loan of US$ 24 million. On January 23, 2025, Telcosur managed the extension of the loan's maturity date. As of June 30, 2025, the main terms of this loan were:

Amount in US$	24,000,000
Interest rate	1.5% annual
Amortization date	July 28, 2025
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(1)Included as “Non-current financial assets measured at amortized cost”.

On July 28, 2025, Telcosur obtained a new extension of the loan maturity date, now effective until January 26, 2026, with an annual interest rate of 5.7% (six-month SOFR of 4.2% plus 1.5%). Additionally, Telcosur agreed with the financial institution to modify the interest rate applicable to the period between January 26, 2025, and July 28, 2025, which will be 5.75% annually (six-month SOFR of 4.25% plus 1.5%), instead of the initially agreed 1.5% annual.

15.INCOME TAX AND DEFERRED TAX

For the determination of the deferred and current income tax charge as of June 30, 2025, the Company has applied the progressive rate in force as stipulated in the current regulations.

Below is the breakdown of the income tax charge to results for the three and six-month periods ended June 30, 2025, and 2024:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The components of the net deferred tax assets and liabilities as of June 30, 2025 and 2024, is as follows:

16.EVOLUTION OF PROVISIONS

The aforementioned provisions are included in current liabilities.

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instruments categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2024.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The categories of financial assets and liabilities as of June 30, 2025 and December 31, 2024 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.2 Fair value measurement hierarchy and estimates

According to IFRS Accounting Standard 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2025:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2025, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes at June 30, 2025, based on their quoted market price:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of June 30, 2025 and December 31, 2024 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19.REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements as of December 31, 2024. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments except for the following:

Natural gas transportation transitional tariff increase

During the first quarter of 2025 and until the Completion of the five-year tariff review (“5YTR”), see “5YTR Completion” below, the Company received monthly tariff increases effective as of January 1, February 1, and March 6, 2025. These adjustments were established by ENARGAS through transitional tariff tables, which included increases of 2.5%, 1.5%, and 1.7%, respectively.

5YTR Completion

On April 30, 2025, ENARGAS Resolution N° 256/2025 (“Resolution 256”) was published in the Official Gazette, establishing the conditions of the 5YTR that will be in force for the period 2025-2030. The main aspects include:

• Regulatory capital base: determined as of December 31, 2024.

• Discount rate (WACC): 7.18% real after-tax.

• Initial rate increase: weighted average of 3.67%, to be applied in 31 equal and consecutive monthly installments beginning in May 2025 (the "RQT Increase").

• Five-Year Investment Plan: for a total of Ps. 279,107,575 (at June 2024 currency), subject to control by ENARGAS.

• Regulated operating expenses: defined for the 2025–2030 period.

The resolution also establishes that the periodic tariff adjustment mechanism will be based on a formula that combines the Consumer Price Index (CPI) and the Wholesale Price Index (IPIM), both published by INDEC. However, formal approval of this methodology was postponed.

Subsequent regulatory update

Within the framework of Decree No. 371/2025, it was established that the Secretariat of Energy will act as the enforcement authority whenever it becomes necessary to introduce modifications to contracts or licenses regarding tariffs. On June 4, 2025, Resolution No. 241/2025 was issued, which provided for the periodic updating of transportation tariffs on a monthly basis (the “Periodic Update”), replacing the previous semi-annual scheme.

On June 5, 2025, tgs agreed to Resolution 241, and ENARGAS, through Resolution No. 350/2025, approved the methodology for calculating the periodic adjustment and the tariff tables in force since June 6, 2025, which incorporate a Periodic Update of 2.81% and the application of the 5YTR increase.

On July 1, 2025, Resolution No. 421/2025 was published, granting a periodic adjustment of 0.62% and the corresponding 5YTR increase. Subsequently, on August 1, 2025, Resolution No. 539/2025 granted a periodic adjustment of 1.63% and the corresponding 5YTR increase, effective as of that date.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

License Extension

On July 24, 2025, Decree No. 495/2025 was published in the Official Gazette, through which the National Executive Branch granted an extension of the license awarded to tgs under Decree No. 2458/1992, for an additional period of 20 years starting on December 28, 2027. This measure ratifies the 'License Extension Agreement' entered into on July 11, 2025, between the Ministry of Economy and tgs.

20.COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2024, tgs’ common stock was as follows:

The Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025 resolved, among other matters, to reduce the share capital by 41,734,225 Class B shares, each with a nominal value of $ 1 and carrying one vote per share. This capital reduction was carried out through the cancellation of 41,734,225 treasury shares, with a nominal value of Ps. 41,734 and an inflation adjustment of Ps. 47,192,534. The acquisition cost of the treasury shares amounted to Ps. 85,461,018. This transaction was accounted for as an equity transaction, resulting in an Additional paid-up capital of Ps. 38,226,750, which was recorded in the Company’s equity.

As of June 30, 2025, tgs’ common stock is as follows:

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

As mentioned above, the treasury shares acquired were cancelled on April 30, 2025.

As of June 30, 2025, the Additional paid-up capital amounted to Ps. 63,018,214, in accordance with the provisions of the Shareholders' Meeting.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c)Dividend distribution

           Cash dividends

During the six-month period ended June 30, 2025, the Company paid cash dividends in the amount of Ps. 202,703,683 (Ps. 269.28 per share), which were authorized by the Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025, and by the Company’s Board of Directors at its meeting held on May 28, 2025.

d)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2025 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there were no news regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claim and other matters” to the Consolidated Financial Statements as of December 31, 2024.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2025 and 2024 were Ps. 3,815,980 and Ps. 2,027,262, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of June 30, 2025 and December 31, 2024 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of June 30, 2025, the Company has a balance of Ps. 1,430,625 with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., corresponding to Advances to suppliers, accounting in “Other receivables".

As of June 30, 2025 and December 31, 2024, tgs has a balance of Ps. 11,566,861 and Ps. 23,615,648 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the six-month periods ended June 30, 2025 and 2024 is as follows:

Six-month period ended June 30, 2025:

Additionally, during the six-month period ended June 30, 2025, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 35,700,951 which are activated within the balance of works in progress.

Six-month period ended June 30, 2024:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TGU (liquidated):

TGU was a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS held 49% of its common stock and Pampa Energía the remaining 51%.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.CLIMATE EVENT AT GENERAL CERRI COMPLEX

On March 7, 2025, unprecedented heavy rainfall—the most extreme in the last 100 years—was recorded in the city of Bahía Blanca and adjacent areas, causing flooding across all urban and surrounding regions (the "Event").

The Event led to the overflow of the Saladillo García stream, which flooded the Cerri Complex, halting liquid production and partially affecting natural gas transportation services. It is also worth noting that the external electrical distribution system, as well as the Complex's electrical generation and distribution facilities, were affected.

The natural gas transportation service was gradually restored and is currently operating at full capacity, without any significant impact on the revenues of the Natural Gas Transportation business segment.

Regarding the Liquids Production and Commercialization segment, at the Cerri Complex, production was completely halted from March 7, 2025, until early May.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Although the Cerri Complex is currently operating under normal conditions, as of the issuance date of these Interim Consolidated Financial Statements, the Company is assessing the full impact of these events. For the six-month period ended June 30, 2025, the Company recorded a loss of Ps. 33,573,254, corresponding to expenses related to the event and impairment charges on materials and other property, plant and equipment items (the latter amounting to Ps. 7,577,663). At this stage, the final cost of the event has not yet been determined.

It is worth noting, that the Company has coverage for property damage and business interruption, which is subject to the terms and conditions of insurance policies and applicable sublimits. The property damage deductible amounts to US$1 million, while the business interruption coverage includes a 60-day waiting period for the Liquids Production and Commercialization segment. Although the Company has initiated negotiations with the insurance providers, it is still too early to determine the amount and estimated recovery amount and collection date.

25.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of August 5, 2025, supporting and management documentation related to open tax periods is safeguarded by Bank S.A. at its facilities are located at Ruta Panamericana Km 37.5, Garin, Province of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

With respect to the Company’s financial indebtedness, there are no restrictions on dividend payments, provided that tgs complies with certain financial ratios. For further information, see Note 14. Financial Debt to these Condensed Interim Consolidated Financial Statements.

26.SUBSEQUENT EVENTS

There are no other significant subsequent events that occurred between the closing date of the period and the authorization (issuance) of these Interim Condensed Consolidated Financial Statements, except as mentioned below:

Creation of the National Gas and Electricity Regulatory Entity (the "Regulatory Entity")

Decree No. 452/2025, dated July 4, 2025 (published in the Official Gazette on July 7, 2025), established the creation of the Regulatory Entity within the Ministry of Energy. This body will assume the functions and powers previously exercised by the Ente Nacional Regulador del Gas (“ENARGAS”) and the Ente Nacional Regulador de la Electricidad ("ENRE"). The new Regulatory Entity must formally begin its functions within 180 calendar days of the publication of the aforementioned decree in the Official Gazette, once its Board of Directors has been established.

Regulatory Framework of the Natural Gas Transportation Segment

For information regarding the tariff situation and the License of this business segment, see Note 19. Regulatory Framework.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Bank loans from related party

Regarding the extension of the maturity date and the modification of the interest rate of Telcosur’s bank loans, refer to Note 14 – Financial Liabilities – Bank Loans.

                                                                                                    Luis Fallo

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 13, 2025.